SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Workflow Management, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

98137N1090
(CUSIP Number)

Thomas R. Stephens
Bartlit Beck Herman Palenchar & Scott
1899 Wynkoop, Suite 800
Denver, Colorado 80202
(303) 592-3100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 4, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. X

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 98137N1090

1.     Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Springhouse Capital, LP

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

        (A)
        (B)  X

3.     SEC Use Only

4.     Source of Funds (See Instructions)    WC

5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.     Citizenship or Place of Organization    Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	1,466,857 1,466,857

11.     Aggregate Amount Beneficially Owned by Each Reporting Person    1,466,857

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.     Percent of Class Represented by Amount in Row (11)    10.9%

14.     Type of Reporting Person (See Instructions)    PN

CUSIP No. 98137N1090

1.     Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Springhouse Capital LLC

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

        (A)
        (B)  X

3.     SEC Use Only

4.     Source of Funds (See Instructions)    Not applicable.

5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.     Citizenship or Place of Organization    Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	1,466,857 1,466,857

11.     Aggregate Amount Beneficially Owned by Each Reporting Person    1,466,857

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.     Percent of Class Represented by Amount in Row (11)    10.9%

14.     Type of Reporting Person (See Instructions)    OO

CUSIP No. 98137N1090

1.     Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Brian Gaines

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

        (A)
        (B)  X

3.     SEC Use Only

4.     Source of Funds (See Instructions)    PF

5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.     Citizenship or Place of Organization    United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	71,900 1,466,857 71,900 1,466,857

11.     Aggregate Amount Beneficially Owned by Each Reporting Person    1,538,757

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.     Percent of Class Represented by Amount in Row (11)    11.4%

14.     Type of Reporting Person (See Instructions)    IN

Introductory Note

               The Reporting Persons previously filed a statement on Schedule 13G with respect to Common Stock of the Issuer. The Reporting Persons continue to hold such securities without any purpose or effect of changing or influencing control of the Issuer and are not a participant in any transaction in any transaction having such purpose or effect.

Item 1.     Security and Issuer

                This statement on Schedule 13D relates to the Common Stock, $0.001 par value per share (the “Common Stock”) of Workflow Management, Inc., a Delaware corporation (“Workflow”). Workflow’s principal executive office is located at 240 Royal Palm Way, Palm Beach, FL 33480.

Item 2.     Identity and Background

                This Statement is being filed by (i) Springhouse Capital, LP (“Springhouse”), by virtue of its direct ownership of Common Stock, (ii) Springhouse Capital LLC (the “General Partner”), by virtue of it being the sole general partner of Springhouse, and (iii) Brian Gaines, by virtue of his direct ownership of Common Stock and by virtue of being the sole managing member of the General Partner. Springhouse, the General Partner and Mr. Gaines are collectively the “Reporting Persons” and individually a “Reporting Person.”

                Springhouse is a Delaware limited partnership. The General Partner is a Delaware limited liability company. Mr. Gaines is a citizen of the United States. Each of the Reporting Persons’ principal business office is located at 520 Madison Avenue, 32nd Floor, New York, NY 10022.

                Springhouse is principally engaged in the business of acting as an investment fund. The General Partner is principally engaged in acting as Springhouse’s general partner. Mr. Gaines is principally engaged in acting as the managing member of the General Partner.

                During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

                The total amount of funds used by Springhouse to acquire the Common Stock reported in Item 5 was $6,023,862.83 (including commissions). Such funds were provided by Springhouse’s capital available for investment, and no part of such funds were borrowed.

                The total amount of funds used by Mr. Gaines to acquire the Common Stock reported in Item 5 was $243,406.50 (including commissions). Such funds were Mr. Gaines’ personal funds available for investment and no part of such funds were borrowed.

Item 4.     Purpose of Transaction

                Springhouse and Mr. Gaines acquired the Common Stock reported in Item 5 in order to acquire an equity interest in Workflow.

                The Reporting Persons intend to continuously review their investment in Workflow. Depending upon their evaluation of the Workflow’s prospects and upon future developments (including, but not limited to, performance of the Common Stock in the market, availability of funds, alternative uses of funds, the status of the merger proposal described below and general stock market and economic conditions), any of the Reporting Persons may from time to time purchase additional Common Stock or dispose of all or a portion of the Common Stock held by such person. Any such additional purchases or sales of the Common Stock may be in open market or privately-negotiated transactions or otherwise.

                On January 28, 2004, Mr. Gaines sent Workflow the letter attached as Exhibit A and incorporated by this reference.

                On February 2, 2004, Workflow announced that, by vote of all of its non-management directors, it had entered into a definitive merger agreement to be acquired by Perseus, L.L.C. and The Renaissance Group, LLC for $4.87 per share of Common Stock (the “Perseus Transaction”).

                The Reporting Persons oppose the Perseus Transaction in its current form. The value of the Perseus Transaction is less than the closing price of the Common Stock during the six months prior to the announcement of the Perseus Transaction (with the exception of a single trading day). Based on information currently available, the Reporting Persons believe that Workflow has the potential within two years to be worth substantially more than the value of the Perseus Transaction. In addition, the Reporting Persons believe that Workflow’s Board of Directors has not actively sought replacement financing for Workflow’s current bank financing and, as a result, unless Workflow immediately seeks replacement financing, Workflow will face a needless liquidity crisis if the Perseus Transaction is not consummated. The Reporting Persons also believe that replacement financing could be obtained in a timely manner on reasonable terms if the Board of Directors seeks such financing. The Reporting Persons further believe that the process Workflow’s Board of Directors followed in connection with the Perseus Transaction was flawed because the Board negotiated exclusively with the Perseus group for several months. Finally, the Reporting Persons believe that the 10% breakup fee provided to the Perseus group is illegal due to its size in relation to the value of the transaction to Workflow stockholders.

                As a result of these factors, and in particular because the only alternative to the Perseus Transaction would be a needless liquidity crisis that would be a direct result of the Board of Directors’ failure to pursue replacement refinancing, the Reporting Persons believe that the Perseus Transaction as currently structured is coercive to Workflow stockholders.

                The Reporting Persons believe that the Board of Directors should immediately act to correct the coercive elements of the Perseus Transaction and immediately pursue replacement financing. As shareholders with a long term perspective, the Reporting Persons want the opportunity to participate in the increase in stockholder value that may occur as a result of Workflow’s restructuring and improving industry conditions.

                 On February 4, 2004, Mr. Gaines discussed the Reporting Persons' concerns with Gerald F. Mahoney, the Chairman of Workflow's Board of Directors and with representatives of Jefferies & Company, Inc., the Company's financial advisor. The Reporting Persons intend to continue to communicate their concerns to the Board of Directors. The Reporting Persons do not believe that the current Board of Directors has taken into account the concerns of Workflow’s owners. If the Workflow Board of Directors fails to take action as described above, the Reporting Persons will consider communicating their views to other stockholders and may consider other action that, in the opinion of the Reporting Persons, is reasonably designed to cause the Workflow Board of Directors to take appropriate action. The Reporting Persons do not, however, presently intend to engage in a control transaction or a contested solicitation for the election of Workflow’s Board of Directors.

                Except as otherwise described in this statement on Schedule 13D, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Workflow, or the disposition of securities of Workflow; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Workflow or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Workflow or any of its subsidiaries; (d) any change in the present Board of Directors or management of Workflow, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of Workflow; (f) any other material change in Workflow’s business or corporate structure; (g) any changes in Workflow’s charter or by-laws or other actions which may impede the acquisition or control of Workflow by any person; (h) causing a class of securities of Workflow to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of Workflow to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Item 5.     Interest in Securities of the Issuer

                The ownership percentages set forth below are based on 13,458,698 outstanding shares Common Stock, as stated in the merger agreement for the Perseus Transaction filed as an exhibit to Workflow’s current report on Form 8-K dated February 2, 2004:

Springhouse directly beneficially owns 1,466,857 shares of Common Stock, approximately 10.9% of the outstanding shares of Common Stock. Springhouse shares power to vote and power to dispose of such Common Stock with the other Reporting Persons, and no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock. By virtue of the relationships described under Item 2, each of the General Partner and Mr. Gaines may be deemed to indirectly beneficially own the shares of Common Stock directly beneficially owned by Springhouse.

Mr. Gaines may be deemed to beneficially own 1,538,757 shares of Common Stock, or approximately 11.4% of the outstanding shares of Common Stock, which represents (i) 1,466,857 shares of Common Stock directly beneficially owned by Springhouse, (ii) 65,900 shares of Common Stock that Mr. Gaines directly beneficially owns, and (iii) 6,000 shares of Common Stock that Mr. Gaines' IRA directly beneficially owns. Mr. Gaines has sole power to vote and dispose of the Common Stock that he and his IRA directly beneficially owns, and no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock

During the past 60 days, Springhouse acquired shares of Common Stock in the transactions as set forth below. All such transactions were effected on the Nasdaq National Market.

Date	Quantity	Price
12/15/2003 12/16/2003 12/16/2003 12/17/2003 12/18/2003 12/19/2003 12/19/2003 12/22/2003 12/23/2003 12/23/2003 12/26/2003 12/29/2003 12/30/2003 1/20/2004 2/3/2004 2/3/2004	28,900 1,800 50,000 14,300 4,900 108,300 30,000 33,800 1,400 19,800 6,900 17,000 7,300 10,000 106,300 100,000	$5.1718 $5.4911 $5.2500 $5.4786 $5.6308 $5.4500 $5.5407 $5.4616 $5.5736 $5.5500 $5.5081 $5.5589 $5.7442 $5.2550 $4.8146 $4.8200

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuerr

                None of the Reporting Persons have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of Workflow, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits

Exhibit 1 Exhibit 2	Letter dated January 28, 2004 from Springhouse Capital LLC to the CEO and Board of Directors of Workflow Management Joint filing Agreement among the Reporting Persons dated as of February 4, 2004.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2004 /s/ Brian Gaines Brian Gaines, individually and as managing member of Springhouse Capital LLC, general partner of Springhouse Capital, LP

Exhibit 1

Springhouse Capital
520 Madison Ave
35th Floor
New York, NY 10022

January 28, 2004

Workflow Management, Inc.240
Royal Palm WayPalm
Beach, FL 33480

To the CEO and Board of Directors of Workflow Management:

My fund owns 9.9% of Workflow Management, Inc. (“Workflow”). I am very concerned that management and the board may be considering a sale of Workflow at a price below its fair value and doing so without a firm backup financing plan in place. Nearly a year has elapsed and Workflow has not made any announcement regarding a refinancing. If Workflow is not now vigorously and actively pursuing a refinancing at the earliest possible date while simultaneously pursuing a sale, I would consider such a strategy to be a gross dereliction of your fiduciary responsibility as directors. Beyond impairing the company’s position in a possible sale, and thus its value, a failure to refinance would leave the company in a precarious position should no deal be presented or should a deal not be approved by shareholders.

The company’s prospects are favorable over the next several years and the current market price misrepresents the true value of the company. Based on cash flow and relative value analysis, Workflow has the potential to be worth in excess of $20 per share within the next two years. Despite extremely difficult operating conditions during the last quarter (described by competitor Consolidated Graphics Inc. (“CGX”) in their October 22, 2003 conference call as very challenging with industry overcapacity issues) and a nascent restructuring plan, Workflow performed admirably, generating a 66% sequential improvement in operating income before non-recurring charges on an 8% sequential improvement in revenue. Valuing Workflow on the same EBITDA-Capex (“Free Cash Flow”) multiples as competitors Mail-well Inc. (“MWL”) and CGX yields a $13 and $16 stock, respectively. Additionally, looking forward to fiscal 2005, I expect Free Cash Flow of $43mm, implying a 5x multiple at today’s price, which is unreasonably cheap.

Workflow management indicated on their last conference call that forward quarters should continue to improve based on further cost savings, a continued reevaluation of unprofitable business and general industry conditions. It is worth noting that, in recent months, industry conditions as described by Workflow’s competitors have confirmed Workflow management’s indications. CGX, a lean and already restructured company, experienced a 15% sequential improvement in operating income. In its press release dated January 28, 2004, CGX commented “Compared to the September quarter, sales in the December quarter increased 5.5%, operating margins rose to 6.0% from 5.5% and net income grew by 15.3%.  These results are evidence of an improvement in overall industry conditions.”

Industry valuations have also improved dramatically. Since October 1st, CGX’s stock is up 42% and MWL’s stock is up 33%. Industry mergers have occurred at premiums, and management teams within the industry continue to express optimism.

If Workflow were to benefit from the overall industry upturn and experience an increase in operating margins similar to CGX’s quarterly increase, Free Cash Flow would approach $9.2mm in the upcoming quarters. Any incremental benefits from the restructuring program would clearly be accretive. Again applying industry multiples, this yields a $19 stock price.

With a cautious view of the industry turnaround and Workflow’s restructuring efforts, it is possible Workflow could generate $50mm in Free Cash Flow within the next two years. Under a restructured credit facility, EPS could approach $2. Based on the company’s superior returns on invested capital of 30-35% versus industry averages of 10-15%, Workflow deserves a higher multiple than the industry. Any scenario here would yield a stock price significantly higher than $20 per share.

The only reason that Workflow is valued at a large discount to its publicly traded competitors is because of the board’s negligence in resolving its liquidity issues. Despite one of the best financing markets in years, the board has put the company in a precarious position by failing to refinance the debt that comes due on May 1st. MWL, an arguably weaker comparable, recently refinanced the lowest tranche of its debt in a more leveraged capital structure at 7 7/8%.

I would be extremely disappointed if Workflow were to entertain any buyout offers near the current stock price. In addition, any decision not to immediately pursue and consummate a refinancing at this time may cause irreparable harm to your shareholders.

I welcome the opportunity to discuss my views and would do so at your convenience.

Regards,

Brian Gaines

Managing Partner of Springhouse Capital

212-319-2570

Exhibit 2

Joint Filing Agreement

        In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby (i) agree to the joint filing with all other Reporting Persons (as such term is defined the statement on Schedule 13D described below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Workflow Management, Inc. and (ii) agree that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

        In witness whereof, the undersigned hereby execute this Agreement as of the 4th day of February, 2004.

Springhouse Capital, LP

/s/Brian Gaines
Brian Gaines, as managing member of Springhouse Capital LLC, general partner of Springhouse
Capital, LP

Springhouse Capital LLC

/s/ Brian Gaines
Brian Gaines, managing member

/s/ Brian Gaines
Brian Gaines, individually